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SEC FILE NUMBER
0-18492

CUSIP NUMBER
87815U204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TeamStaff, Inc.

Full Name of Registrant

Former Name if Applicable
1 Executive Drive, Suite 130

Address of Principal Executive Office (Street and Number)
Somerset, NJ 08873

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TeamStaff, Inc. (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended September 30, 2010 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-K, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-K by its board and its independent registered public accounting firm. The delay was caused, in part, by the timing of recent personnel changes and the need for executive management to review and assess the disclosures in the Form 10-K in light of changes to the Registrant’s business and broader economic considerations.
Therefore, Registrant’s management is unable to finalize the Form 10-K in sufficient time to file such report by the prescribed filing date. The Registrant anticipates that it will file its Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John E. Kahn	866	952-1649
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates that the Registrant’s financial results for the fiscal year ended September 30, 2010 (“FY 2010”) may vary significantly compared to the fiscal year ended September 30, 2009 (“FY 2009”). In FY 2009, the Registrant reported revenues of $46.0 million. For FY 2010, the Registrant expects to report revenues of approximately $40.9 million, which represents a decrease of $5.1 million or 11.2% over the prior fiscal year. The decrease in revenues from continuing operations is due primarily to the impact of reduced overtime as well as net reductions in headcount at certain Government facilities related to federal government “in sourcing” certain positions. Loss from operations in FY 2010 is presently expected to be approximately $3.0 million, as compared to income from operations for FY 2009 of $0.4 million. Further, the Registrant presently expects to report a net loss for FY 2010 of approximately $4.5 million, as compared to net loss of $4.4 million for FY 2009. Since the Registrant has not completed its financial statements or its assessment of the risks and anticipated future performance of the Registrant’s business, and the audit of the financial statements has also not been completed, this financial information may change materially.

Teamstaff, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2010	By	/s/ John E. Kahn

John E. Kahn
Chief Financial Officer